July 19, 2005

Via EDGAR

U.S. Securities and Exchange Commission	Veramark Technologies, Inc.
Division of Corporation Finance	3750 Monroe Ave
100 F Street, N.E.	Pittsford, NY 14534
Washington, D.C. 20549
Attention: Christine Davis

RE:	Veramark Technologies, Inc Form 10-K for the period ending December 31, 2004, filed March 28, 2005 File No. 001-13898

Dear Ms. Davis:

The following are the responses of Veramark Technologies, Inc. to the comment letter issued by the SEC on June 23, 2005. If you require any additional information or clarification, please do not hesitate to contact me at 585-383-6807. Thank you.

Sincerely,

/s/ Ronald C. Lundy
Ronald C. Lundy
Treasurer, Chief Accounting Officer

Question 1

Explain to us how you considered the disclosure requirements of paragraph 12 of APB 22. In this regard, we note that you have not specifically disclosed how you determine when each of your revenue recognition criteria has been met in order to recognize revenue and your policy does not appear to address whether persuasive evidence of an arrangement exists. We further note that you refer to the acceptance of your product, but do not appear to describe these provisions in sufficient detail to clearly explain the nature of the provision and their affect on your revenue recognition.

In my reading of APB 22 as it pertains to Veramark’s disclosure of its revenue recognition policies contained in note 1 of Form 10-K for the year ended December 31, 2004, we do describe the accounting principles practiced in terms of our reference to SOP 97-2 and related interpretations. We also describe, though I acknowledge, only in general terms, our criteria for determining when revenue recognition is achieved, as well as our methods for recognizing Postcontract Customer Support, and services such as maintenance, training, and support.

As to sections (a), (b), and (c) of paragraph 12, Veramark employs no unusual or particularly innovative, applications of generally accepted accounting principles in its recognition of revenue, nor any application that would be considered peculiar to a particular industry. Accordingly, no reference to those sections is included.

After consideration of the questions you raise, I do agree that the revenue recognition portion of note 1 to the financial statements could be considerably strengthened. To that end I am proposing the following amendment to replace the current disclosure.

Proposed amendment to revenue recognition portion of Note 1

The Company’s revenue consists of revenues from the licensing of software to resellers and end user customers; fees for services rendered to include installation, training, implementation, and customer maintenance contracts; and the outsourcing or hosting of services.

The Company recognizes software license revenue under Statement of Position No 97-2 “Software Revenue Recognition” as amended by Statement of Position No. 98-9, “Software Revenue Recognition With Respect to Certain Transactions”, Emerging Issues Task Force Issue 00-21, “Revenue Arrangements with Multiple Deliverables”, and related interpretations

Sales of licensed software sold directly to an end user customer are recognized as revenue upon delivery and installation of the software at the customer site. Sales of licensed software to a reseller are recognized as revenue when delivery is made to the reseller. Regardless of the form of sale no revenue is recognized without persuasive evidence of an arrangement existing. Persuasive evidence is determined to be a signed purchase order received from the customer or an equivalent form for those customers lacking a formalized purchase order system. In the case of VeraSMART sales, a software license agreement signed by both parties is required in addition to a purchase order or equivalent. Additionally revenue is only recognized when a selling price is fixed or determinable and collectibility of the receivable is deemed to be probable.

Service revenues such as training, installation and implementation are recognized when the service is complete and acknowledged by the customer, regardless at to whether the sale is on a direct basis or through a reseller arrangement.

Fees charged to customers for Postcontract Customer Support are recognized ratably over the term of the contract. Costs related to maintenance obligation are expensed as incurred.

The Company revenues generated through hosting solutions are recognized using the proportional performance method. Revenues are recognized in the month services are rendered and earned under service agreements with clients where service fees are fixed or determinable. Contracts can be terminated with 90 days written notice. All services provided by us through the date of cancellation are due and payable under the contract terms.

Question 2

Your disclosure indicates that you estimate the value of post-contract support by reference to published price lists which “generally represent the price in which a customer could purchase renewal contracts for such services.” Explain to us how this represents vendor-specific objective evidence of fair value as defined by paragraph 10 of SOP 97-2. As part of your response, describe the specific circumstances under which the renewal price for PCS differs from your published price lists.

The charge for PCS is determined based upon product line and model size. For the eCAS product line, we have a published price list for maintenance renewals. This is the current price charged to a customer who wishes to renew their maintenance contract after their initial 12 months of “free” PCS. That is to say, the PCS element is sold separately after the initial year at published price, and we believe this to be VSOE as required in paragraph 10 of SOP 97-2. This same price is then applied when estimating the proper value to assign to “free” first year PCS. The renewal price for PCS of the eCAS product line does not differ from published price lists until the second renewal year (which is the third year of PCS). At that time, renewals are incremented by 5% over the prior year price charged to the customer. For example, a customer purchases a product in year x1 for $1,000 which includes 12 months of “free” PCS. The PCS renewal price in year x2 is currently listed as $200. Therefore, $200 of the arrangement is allocated to PCS and recognized straight line over 12 months for the initial purchase in year x1. In year x2, the customer may renew their maintenance contract for $200. In year x3, the price for the renewal is incremented 5% to $210.

For our VeraSMART product line, the same method is used as is used with our eCAS product line. The first year of “free” PCS is calculated at 18% of the published price for the software portion of that particular model size, and is recognized straight line over 12 months. However, rather than wait until the end of the second year to increment the renewal price by 5%, we increment the price in the first year of renewal. The price charged to customers is consistent for every first year renewal, and thus the amount allocated to “free” initial PCS is also consistent. As the PCS is available separate from the software and charged at a consistently determinable price, we believe this to be VSOE as required in paragraph 10 of SOP 97-2.

Question 3

Tell us about your software customization services referred to on page 6 and the other services described in your revenue recognition policy. Describe the nature of these services and indicate whether these are offered as part of multiple-element arrangements. If these services are offered as part of multiple-element arrangements, explain to us how you have concluded that the services should be accounted for separately. Refer to paragraphs 7 and 63 to 71 of SOP 97-2 for further guidance.

Veramark offers limited software customization services to its customers. However, these services do NOT change the underlying code of our products. Our customization services are limited to the conversion of databases, the creation of simple data interfaces, or the creation of simple databases based upon telecom industry standards. In the case of data conversion and data interfaces, the charge to the customer is always determined separately from the arrangement, and is based upon our firm estimate of actual labor that will be incurred to complete the customization. In the case of building a database, this is a very common service for us to perform, and as such does not require a separate estimate, but is instead listed separately in our published price lists at a set fee. Customization services may or may not be sold as part of a multi-deliverable arrangement. When part of a multiple element arrangement, the price of the arrangement would vary with the inclusion or exclusion of the services, as described in paragraph 65 of SOP 97-2. We believe that the nature of these services meet the criteria identified in paragraph 71 of SOP 97-2, and as such qualify to be treated as separate service elements, when part of a multiple element arrangement.

In regard to our non-customization services, they may or may not be sold as part of a multiple-element arrangement. These services typically include implementation planning, installation, and training. These services do not entail significant production, modification, or customization of the underlying software. Further, as per paragraph 65 of SOP 97-2, the pricing of the arrangement varies directly on a dollar for dollar basis with the inclusion or exclusion of these services. We believe that these services meet the criteria identified in paragraph 71 of SOP 97-2, and as such qualify to be treated as separate service elements.

In the case of our eCAS product line, some arrangements do not include the purchase of any services. However, the customer may arrange to purchase these services separately if desired. All services have a pre-established price that varies by type of service. This price is charged regardless of whether the service is sold as part of a multi-element arrangement or sold separately, thus we consider this to be VSOE of the fair value of these services in accordance with paragraph 10 of SOP 97-2.

In the case of our VeraSMART product line, arrangements usually include the purchase of services. VeraSMART is considered off-the-shelf software. It is a more complex product than eCAS, and purchase of a minimal amount of implementation and installation services (2 – 3 days) accompany the arrangement. Additional service elements can be purchased separately for larger arrangements. These services do not modify or customize the underlying software. The same price is charged regardless of whether the service is sold as part of a multi-element arrangement or sold separately, thus we consider this to be VSOE of the fair value of these services in accordance with paragraph 10 of SOP 97-2.

Question 4

Tell us more about the services offered by your outsourcing team that you indicated are “hosted.” Describe these services and the material terms of the related arrangements. Explain how you recognize these revenues and support your policy by referring to the applicable accounting literature. In addition, indicate how your current revenue recognition policy disclosures address these services.

In lieu of making a purchase of one of our call accounting products, a customer may choose to instead achieve the same benefits by outsourcing that function via our hosted service. In short, rather than managing database changes, collecting data, and generating reports at their own location on a computer system they own with software they license, the customer instead allows Veramark to perform the same function remotely from our headquarters. Under this hosted arrangement, the computer and software reside at Veramark and are owned by Veramark. We use electronic means to capture the raw data from their system.

The arrangements include a signed contract with separately stated charges for set up fees, remote data storage hardware (if any), and monthly services. The set up fees are immaterial to the long term value of the contract. The remote data storage hardware (if any) becomes the property of the customer immediately upon delivery. Monthly service fees are variable and are computed based upon the volume of data processed each month. Contracts may be terminated by the customer with a 90 day notice. All services and deliverables provided by us through the date of cancellation are due and payable under the contract terms. To date, we have not had any customer cancel the contract before the end of its natural term.

Revenue is recognized using the proportional performance method. The primary deliverable each month is the reports provided to the customer after the data has been accumulated and summarized. The volume of data is the primary factor in determining the size and complexity of the reports, it is directly proportional to the charges incurred by the customer, and it is the best measure of the efforts involved to produce the deliverable.

We address the disclosure of this policy within the last sentence of our Revenue Recognition statement, which states, “Revenue from training, support, and other services is recognized as the services are performed.” See our response to question 1 for proposed language to strengthen this disclosure.

Question 5

We note that you use resellers to sell certain products. Tell us about your revenue recognition policies for transactions with resellers, distributors, and others who are not end-users. In this regard, describe any return, price protection, rotation or similar rights you offer. Explain how your revenue recognition policy disclosures reflect any such rights.

Veramark has long utilized separate marketing and distribution strategies for its large enterprise product offering (VeraSMART) and its small to medium enterprise product line, eCAS. Our strategy for VeraSMART is based on a direct sales model while the strategy for eCAS is focused on building relationships with resellers that have large established distribution networks.

Revenue on sales of software to a reseller is recognized when the product is delivered. A significant percentage of eCAS orders to resellers contain a one year software maintenance agreement which generally is bundled into the price of the software. Any maintenance portion of the order (typically 15-20% of the software price) is deferred and recognized as revenue ratably over the applicable maintenance period using the straight line method, as described in our response to question 2.

Any follow-on services subsequently ordered by the reseller’s end user customer (training, installation etc) are invoiced and recognized as revenue upon completion or delivery of the requested service.

In accordance with paragraph 8 of SOP 97-2, for any sale to a reseller to be recognized as revenue, Veramark requires a signed purchase order detailing the price to be paid and the requested delivery date and destination. Veramark will not recognize revenue unless collection is deemed to be probable and final delivery has occurred.

The Company currently has two major distributors with stock rotation rights defined in their reseller agreements. Generally this covers the situation where the reseller may wish to reconfigure his inventory with regard to various model sizes. One of these sellers has the right to return up to 15% of the prior quarter’s purchases from Veramark. However, that reseller must place an offsetting order of equal or greater value concurrent with any return.

With the second such stock rotation agreement, the reseller may also return up to a maximum of 15% of the total shipments invoiced during the three months proceeding each of the following dates. March 15, June 15, September 15 and December 15 of each year, provided, however that they return Products within sixty days of the above dates.

Neither of these distributors maintains significant stocking levels of our products, and as a result they have only sparingly made use of the rotation provisions offered.

Both of these distributors also have a price protection clause in their agreements. In the event that Veramark reduces its list price on applicable products both are entitled to receive an inventory price credit for merchandise shipped to them that remains unsold and is remaining in stock on the date the price reduction becomes effective in the amount of the price decrease. Again, in that both resellers carry minimal quantities of our products in the inventories, any impact over the years has been negligible.

We believe all criteria of FASB 48 paragraph 6 have been met, and as such recognize the revenue accordingly, with the exception of creating an offsetting contingency accrual as called for by FASB 48 paragraph 7. It is our position that the historical percentage of returns is so low as to be immaterial to the financial statements. The current 12 month return rate is running at less than 2/10 of 1% of total sales.

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